

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 11, 2006

Mr. Charles E. Ayers, Jr.
Unioil
3817 Carson Avenue
P.O. Box 200310
Evans, Colorado 80620

>   **Re: Unioil**
>   **Form 10-QSB for the Quarter Ended June 30, 2006**
>   **Filed August 18, 2006**
>   **Response Letter Dated September 8, 2006**
>   **File No. 0-10089**

Dear Mr. Ayers:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-QSB for the Quarter Period Ended June 30, 2006

Financial Statements

Note 9 – Litigation Settlement Recovery

1.   We note your response to our prior comment six in our letter dated August 24, 2006 in which you explain the company shares were returned in satisfaction of a debt that had been previously written off, and you recorded the fair value of the shares received as bad debt recovery income. Your accounting for this transaction does not appear to be supported by the guidance in paragraph 28 of APB 9 which indicates adjustments or charges or credits resulting from transactions in a company's own stock should be excluded from the determination

of net income or the results of operations under all circumstances. We continue to believe this transaction should be accounted for as a return of capital with no recognition of a gain in your statement of operations for the interim period ended June 30, 2006. Please revise your interim period financial statements accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief